

October 17, 2014

Via E-mail
Raymond Gerrity
Chief Executive Officer
The Teardroppers, Inc.
3500 75th Street West, Suite SWS
Rosamond, CA 93560

> **Re: The Teardroppers, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 9, 2014**
> **File No. 333-197889**

Dear Mr. Gerrity:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comments 1 and 9 in our prior letter dated August 19, 2014. However, we are unable to agree that you are not a shell company as defined in Rule 405. You have received no revenues based on your business plan, and apart from the order of one trailer and one trailer "kit," and the development of your website, all the business you have conducted to date is with related parties. Currently all your assets are in the form of cash. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status. Also please revise to fix the selling price at a specific amount, and identify your selling shareholders as underwriters.

The Company, page 1

2.   We note your repeated disclosure throughout the filing regarding the consulting agreement with Gemini Southern, specifically that the agreement has been cancelled and you do not intend to pursue consulting in the future. Please revise your filing throughout to abbreviate this disclosure. While it is important to disclose this transaction to explain the source of your income to date, for example in the MD&A, it should not be discussed prominently in the filing, since it was a one-time event and is not related to your business plan.

3.   We note your response to comments 3 and 4 in our prior comment letter dated August 19, 2014. Please revise to clarify why you describe your company as operating in the mobile advertising business in the first paragraph, but in the second paragraph you state that you are in the business of mobile outdoor recreation and travel. In this connection, it appears in general that you intend to use the teardrop trailers primarily for the purpose of advertising rather than recreation. Yet you still state on page 4 that your trailers will be configured as camping trailers. Please clarify your business plan.

Business of the Company, page 12

4.   Your reference to "mobile advertising" hereunder and elsewhere in the document, which is a term widely used in the telecommunications and media industries, does not appear to accurately reflect your medium of advertising. Please consider replacing "mobile advertising" with a term that better reflects the nature of your advertising business, such as "transit advertising," or "mobile billboard advertising."

Operating Activities for the six months ended June 30, 2014, page 20

5.   We note the reference on page 21 to a consulting agreement with independent third-party consultants. Please tell us why you have not filed this agreement as an exhibit, inasmuch as the agreement appears to be material.

Executive Compensation, page 24

6.   Please revise to disclose whatever plans you have regarding compensation of executives in the future. Be as specific as possible. If you have no plans at all, please state this clearly.

Operating activities for the period from June 3, 2013 to December 31, 2013

Operating Expenses, page 21

7.   We note your responses to comment 7. Since the founders' shares were issued to your CEO and CFO, whose primary responsibilities encompass business development, the cost

Raymond Gerrity
The Teardroppers, Inc.
October 17, 2014
Page 3

of such compensatory shares should be included in operating expenses. In this regard, we note that such costs do not constitute revenue-earning activities involving delivery or production of goods and rendering of services, or other activities that constitute your ongoing major or central operations. Please revise.

8. We also note that the proceeds from Gemini Southern LLC ($75,000), which is controlled by your primary shareholder, significantly exceed the related cost of third party services included in cost of revenue ($3,000). Tell us how you considered pertinent authoritative guidance in accounting for the consideration received from Gemini Southern LLC as (operating) revenue instead of a contribution (financing) from a primary shareholder. Refer to ASC 605-10-25-1 and the last two paragraphs of SAB Topic 5T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Stanley Moskowitz, Esq.